SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*



                               CINTAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   172908 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



[ ]        Rule 13d-1(b)

[X]        Rule 13d-1(c)

[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO. 172908 10 5                  13G      Page 2 of 4 Pages


--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD T. FARMER
             ###-##-####

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]

              N/A                                              (b) [ ]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY


--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------- ----------------------------------------------------------------------
                              5      SOLE VOTING POWER

         NUMBER OF                     10,100,295
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             6      SHARED VOTING POWER
           EACH
         REPORTING                    15,180,350.728
        PERSON WITH
                             ------- -------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                      10,100,295

                             ------- -------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                      15,180,350.728
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,280,645.728
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            22.8%

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
               IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

ITEM 1(a)         Name of Issuer:   Cintas Corporation

                  1(b)     Address of Issuer's Principal Executive Office:

                           6800 Cintas Boulevard
                           P.O. Box 625737
                           Cincinnati, Ohio  45262

         2(a)     Name of Persons Filing:   Richard T. Farmer

         2(b)     Address of Principal Business Office:

                  6800 Cintas Boulevard
                  P.O. Box 625737
                  Cincinnati, Ohio  45262

         2(c)     Citizenship:      U.S.A.

         2(d)     Title of Class of Securities:      Common Stock, No Par Value

         2(e)     CUSIP No.:        172908 10 5

         3.       If this Statement is Filed Pursuant to Rules 13d-1(b) or
                  13d-2(b), check whether the Person Filing is a:   N/A

         4.       Ownership:

                  (a)      See Item 9 of cover page
                  (b)      See Item 11 of cover page
                  (c)      See Items 5-8 of cover page

     This Amendment No. 15 to Schedule 13G is filed solely by Richard T. Farmer. The original Schedule 13G and all amendments prior to Amendment No. 8 to
Schedule  13G were filed by Richard  T.  Farmer and Joan A.  Gardner on the same
Schedule 13G.

     The aggregate amount of shares shown in Items 6, 8, and 9 for Richard T. Farmer includes 53,560 shares owned by Mr. Farmer's wife, 73,380 shares owned by corporations under Mr. Farmer's control, 4,972,827 shares held in various trusts for the benefit of Mr. Farmer's three children of which shares he disclaims beneficial ownership, 10,079,880 shares owned by limited partnerships and
653.728 shares beneficially owned by Mr. Farmer pursuant to Cintas Corporation's Profit Sharing and Employee Stock

                                                               Page 4 of 4 Pages


Ownership Plan. The amount of shares shown in Item 5, 7 and 9 includes 7,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

     5.   Ownership of 5% or less of class: N/A


     6.   Ownership of more than 5% on behalf of another person: N/A


     7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A


     8.   Identification and classification of members of the group: N/A


     9.   Notice of dissolution of group: N/A


     10.  Certification: N/A

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 14, 2000
                                        ----------------------------
                                                     Date


                                             /s/ Richard T. Farmer
                                        ------------------------------
                                                  Signature


                                             Richard T. Farmer
                                        ------------------------------
                                                Name/Title